COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

[redacted]

08000482

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

January 22, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of an announcement issued on January 22, 2008 with respect to the recent increases in indirect aggregate holding of Commerzbank's shares by various Barclays' entities. This announcement is published in accordance with the German Securities Trading Act and it may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

1/31

File No. 82-2523

COMMERZBANK

DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Publication according to § 26 paragraph. 1 WpHG

22.01.2008
Release of a voting rights announcement according to article 21, section 1 WpHG in connection with article 22 WpHG transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On January 17, 2008, Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, informed us referring to the notification of voting rights dated 02/01/2008 that Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, would like to correct the notifitation dated 02/01/2008 and informed us according to article 21 (1) and article 22 WpHG that the voting rights of Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 5 % limit of the voting rights on December 24, 2007 and amounted to 5.08 % of the voting rights (i.e. 33,357,956 shares with voting rights).

Barclays Global Investors UK Holdings Limited was attributed these 5.08 % of the voting rights (i.e. 33,357,956 shares with voting rights) in Commerzbank AG pursuant to article 22 (1) 1 no. 6 WpHG in connection with article 22 (1) 2 WpHG via subsidiaries none of which had itself legal title to the shares representing voting rights of 3 % or more of the voting rights in Commerzbank AG.

Further Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, informed us in the name and on behalf of Barclays Global Investors Finance Limited, 1 Churchill Place, London, England, according to article 21 (1) and article 22 WpHG that the voting rights of Barclays Global Investors Finance Limited, 1 Churchill Place, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on December 24, 2007 and amounted to 3.28 % of the voting rights (i.e. 21,564,474 shares with voting rights).

Barclays Global Investors Finance Limited was attributed these 3.28 % of the voting rights (i.e. 21,564,474 shares with voting rights) in Commerzbank AG pursuant to article 22 (1) 1 no. 6 WpHG in connection with article 22 (1) 2 WpHG via subsidiaries none of which had itself legal title to the shares representing voting rights of 3 % or more of the voting rights in Commerzbank AG.

Moreover Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, informed us in the name and on behalf of Barclays California Corporation, 45 Fremont Street, San Francisco, USA, according to article 21 (1) and article 22 WpHG

that the voting rights of Barclays California Corporation, 45 Fremont Street, San Francisco, USA, in Commerzbank AG have exceeded the 3 % limit of the voting rights on December 24, 2007 and amounted to 3.28 % of the voting rights (i.e. 21,564,474 shares with voting rights).

Barclays California Corporation was attributed these 3.28 % of the voting rights (i.e. 21,564,474 shares with voting rights) in Commerzbank AG pursuant to article 22 (1) 1 no. 6 WpHG in connection with article 22 (1) 2 WpHG via subsidiaries none of which had itself legal title to the shares representing voting rights of 3 % or more of the voting rights in Commerzbank AG.

Furthermore Barclays Global Investors UK Holdings Limited, 1 Churchill Place, London, England, informed us in the name and on behalf of Barclays Global Investors NA, 45 Fremont Street, San Francisco, USA, according to article 21 (1) and article 22 WpHG that the voting rights of Barclays Global Investors NA, 45 Fremont Street, San Francisco, USA, in Commerzbank AG have exceeded the 3 % limit of the voting rights on December 24, 2007 and amounted to 3.28 % of the voting rights (i.e. 21,564,474 shares with voting rights) on that day.

Barclays Global Investors NA was attributed 2.67 % of the voting rights (i.e. 17,541,652 shares representing voting rights) of these 3.28 % of the voting rights in Commerzbank AG pursuant to article 22 (1) 1 no. 6 WpHG and 0.61 % of the voting rights (i.e. 4,022,822 shares representing voting rights) of these 3.28 % of the voting rights in Commerzbank pursuant to article 22 (1) 1 no. 6 WpHG in connection with article 22 (1) 2 WpHG via subsidiaries none of which had itself legal title to the shares representing voting rights of 3 % or more of the voting rights in Commerzbank AG.

End of Voting rights announcementDGAP regulatory service

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main Deutschland
WWW: www.commerzbank.de

End of news DGAP regulatory service

END